UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FINISAR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

31787A507

(CUSIP Number of Class Of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,950,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,950,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,601

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%

14.	Type of Reporting Person IA; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,950,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,950,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,601

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%

14.	Type of Reporting Person HC; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,950,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,950,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,601

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%

14.	Type of Reporting Person HC; OO

CUSIP No. 31787A507		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,950,601

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,950,601

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,601

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock (the “Shares”), of Finisar Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1389 Moffett Park Drive, Sunnyvale, CA 94089.

Item 2.                                                         Identity and Background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (v) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”) and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV and serves as the sub-adviser to the ICAV. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 6,087,012 Shares, including Shares to cover an existing short position in a strategy unrelated to risk arbitrage, reported herein on behalf of the Funds have come directly from the assets of the Funds, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $135,802,410.18 (excluding commissions and other execution-related costs).

Item 4.                                                         Purpose of Transaction

The Reporting Persons acquired the 5,950,601 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 5,950,601 Shares reported herein on behalf of the Funds in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on December 06, 2018 that 117,403,766 Shares were issued and outstanding as of November 29, 2018.

(a)           As of December 20, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,950,601 Shares, which consisted of (i) 311,219 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,390,994 Shares held for the benefit of PRA Master Fund, (iii) 1,167,082 Shares held for the benefit of Constellation Fund; (iv) 197,026 Shares held for the benefit of MSW Master Fund; (v) 37,890 Shares held for the benefit of Premia Master Fund and (vi) 1,846,390 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.07% of the Shares.

(b)           As of December 20, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 5,950,601 Shares, which consisted of (i) 311,219 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,390,994 Shares held for the benefit of PRA Master Fund, (iii) 1,167,082 Shares held for the benefit of Constellation Fund; (iv) 197,026 Shares held for the benefit of MSW Master Fund; (v) 37,890 Shares held for the benefit of Premia Master Fund and (vi) 1,846,390 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.07% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 10-Q filed with the SEC on December 3, 2018:

On November 8, 2018, the Company, II-VI Incorporated, a Pennsylvania corporation (“Parent” or “II-VI”) and Mutation Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

At the time the Merger becomes effective (the “Effective Time”), each issued and outstanding share of common stock, par value $0.001 per share, of the Company (“Company Stock”) (other than shares of Company Stock owned by Parent or Merger Subsidiary or any direct or indirect wholly owned subsidiary of Parent, which will be cancelled without consideration, and holders of Company Stock, if any, who properly exercise their appraisal rights under the General Corporation Law of the State of Delaware) outstanding immediately prior to the Merger will be automatically cancelled and converted into the right to receive, for each share of Company Stock, at the stockholder’s election and subject to proration in the event the cash consideration or Parent Common Stock (as defined below) consideration is oversubscribed, either (i) $26.00 in cash (the “Cash Election Consideration”), (ii) 0.5546 of a share of common stock, no par value, of Parent (“Parent Common Stock”) (the “Stock Election Consideration”), or (iii) a combination of (A) 0.2218 of a share of Parent Common Stock (the “Exchange Ratio”) and (B) $15.60 in cash, without interest (the “Mixed Election Consideration”). On an average basis across all shares of Company Stock (including the Options (as defined below) and Performance RSUs (as defined below)), at the closing of the Merger, 60% of the aggregate amount of the outstanding shares of Company Stock (including the Options and Performance RSUs) will be converted into the right to receive the Cash Election Consideration, with the remaining 40% converted into the right to receive the Stock Election Consideration.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Company Stock (whether vested or unvested) (an “Option”) shall automatically be cancelled and terminated and converted into the right to receive an amount of Mixed Election Consideration equal to the product of (i) the excess, if any, of the Cash Election Consideration over the exercise price per share of such Option multiplied by (ii) the number of shares of Company Stock subject to such Option, payable no later than the Company’s next payroll date after the closing of the Merger. Further, as of the Effective Time, each award of restricted stock units of the Company that is outstanding immediately prior to the Effective Time and is subject to a performance-based vesting condition (a “Performance RSU”) that relates solely to the value of Company Stock will vest as to a number of shares determined under the terms of the award and will be cancelled and extinguished and converted into the right to receive the Cash Election Consideration, the Stock Election Consideration or the Mixed Election Consideration in accordance with the election made by the holder of such Performance RSU. At the Effective Time, each other award of restricted stock units of the Company that is outstanding and unvested will be assumed by Parent and continue to be subject to substantially the same terms and conditions (including vesting requirements) as in effect immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to such assumed restricted stock unit awards will be equal to the product of (i) the number of shares of Company Stock underlying such unvested restricted stock unit award as of immediately prior to the Effective Time multiplied by (ii) the sum of the (A) Exchange Ratio plus (B) the quotient obtained by dividing $15.60 by the Equity Award Measurement Price. The “Equity Award Measurement Price” means the volume weighted average price per share of Parent Common Stock on NASDAQ for the ten (10) consecutive trading days ending on (and including) the third trading day immediately prior to the Effective Time.

The Merger Agreement also provides, among other things, that the board of directors of Parent (the “Parent Board”) will appoint, at the Effective Time, three members, each of whom are (i) members of the board of directors of the Company (the “Board”) as of the date of the Merger Agreement, (ii) mutually agreed to by the Company and Parent, acting in good faith, and (iii) reasonably approved by the Corporate Governance and Nominating Committee of the Parent Board.

The closing of the Merger is subject to, among other things, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”) and the affirmative vote of at least a majority of the votes cast for the proposal on the issuance of the Parent Common Stock and any restricted units of Parent issuable in connection with the Merger (the “Parent Stockholder Approval”). The closing of the Merger is also subject to various customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; receipt of other specified regulatory approvals; the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction enjoining or otherwise prohibiting the consummation of the Merger; the SEC having declared effective a Form S-4 with respect to, and the approval of the listing on NASDAQ of, the shares of Parent Common Stock issuable in connection with the Merger; the accuracy of the representations and warranties contained in the Merger Agreement (generally subject to a material adverse effect qualification); compliance with the covenants and agreements in the Merger Agreement in all material respects; and no material adverse effect on either the Company or Parent. The closing of the Merger is also subject to Parent, the Company and Wells Fargo Bank, National Association (the “Trustee”), entering into a supplemental indenture in connection with that certain (i) indenture, dated as of December 16, 2013 (the “2033 Notes Indenture”), by and among the Company and the Trustee governing the Company’s 0.50% Convertible Senior Notes due 2033 (the “2033 Notes”) and (ii) indenture, dated as of December 21, 2016 (the “2036 Notes Indenture” and, together with the 2033 Notes Indentures, the “Indentures”), by and among the Company and the Trustee governing the Company’s 0.50% Convertible Senior Notes due 2036 (the “2036 Notes” and, together with the 2033 Notes, the “Notes”) providing, among other items, (a) at and after the Effective Time, pursuant, and subject to, the terms and conditions of the applicable Indenture, for the change in right to convert each $1,000 principal amount of the 2033 Notes and the 2036 Notes, as applicable, into the amount of shares of Parent Common Stock and cash, or the combination thereof, that a holder of a number of shares of Company Stock equal to the conversion rate of the 2033 Notes and the 2036 Notes immediately prior to the Effective Time would have owned or been entitled to receive upon the Effective Time, and (b) Parent’s full and unconditional guarantee, on a senior unsecured basis, of the 2033 Notes and the 2036 Notes. Though not a condition to Closing, Parent and Merger Subsidiary are also obligated to use its reasonable best efforts to obtain debt financing that, together with the other financial resources of Parent, will be sufficient to satisfy all of Parent’s and Merger Subsidiary’s payment obligations under the Merger Agreement.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

The 1,242 Shares described herein that were sold short on behalf of Premia Master Fund in an another strategy unrelated to risk arbitrage and they were obtained from prime brokers pursuant to customary securities lending agreements.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 20, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 20, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
11/09/18	601,951	21.94262	(3)
11/09/18	169,704	22.52201	(4)
11/12/18	629,058	20.88821	(5)
11/13/18	241,984	21.65936	(6)
11/13/18	24,410	21.96974	(7)
11/14/18	571,990	22.20287	(8)
11/15/18	356,983	22.95452	(9)
11/15/18	31,779	23.31142	(10)
11/16/18	317,980	22.88124	(11)
11/19/18	317,555	22.30166	(12)
11/20/18	265,722	21.94813	(13)
11/21/18	258,079	22.04628	(14)
11/23/18	50,875	21.97761	(15)
11/26/18	241,401	22.19659	(16)
11/27/18	235,759	22.36920	(17)
11/28/18	208,650	22.82616	(18)
11/29/18	92,417	22.91632	(19)
11/30/18	429,917	23.15565	(20)
12/3/18	227,717	23.40027	(21)
12/4/18	165,970	23.04392	(22)
12/6/18	280,843	22.63066	(23)
12/7/18	177,529	22.63669	(24)
12/10/18	188,739	22.39467	(25)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $21.94262 per share, at prices ranging from $21.345 to $22.345 per share.

(4) Reflects a weighted average purchase price of $22.52201 per share, at prices ranging from $21.35 to $22.70 per share.

(5) Reflects a weighted average purchase price of $20.88821 per share, at prices ranging from $20.38 to $21.185 per share.

(6) Reflects a weighted average purchase price of $21.65936 per share, at prices ranging from $20.95 to $21.95 per share.

(7) Reflects a weighted average purchase price of $21.96974 per share, at prices ranging from $21.955 to $22.00 per share.

(8) Reflects a weighted average purchase price of $22.20287 per share, at prices ranging from $21.76 to $22.635 per share.

(9) Reflects a weighted average purchase price of $22.95452 per share, at prices ranging from $22.29 to $23.29 per share.

(10) Reflects a weighted average purchase price of $23.31142 per share, at prices ranging from $23.295 to $23.33 per share.

(11) Reflects a weighted average purchase price of $22.88124 per share, at prices ranging from $22.65 to $23.14 per share.

(12) Reflects a weighted average purchase price of $22.30166 per share, at prices ranging from $22.05 to $22.75 per share.

(13) Reflects a weighted average purchase price of $21.94813 per share, at prices ranging from $21.72 to $22.16 per share.

(14) Reflects a weighted average purchase price of $22.04628 per share, at prices ranging from $21.83 to $22.26 per share.

(15) Reflects a weighted average purchase price of $21.97761 per share, at prices ranging from $21.68 to $22.085 per share.

(16) Reflects a weighted average purchase price of $22.19659 per share, at prices ranging from $21.93 to $22.375 per share.

(17) Reflects a weighted average purchase price of $22.36920 per share, at prices ranging from $22.13 to $22.715 per share.

(18) Reflects a weighted average purchase price of $22.82616 per share, at prices ranging from $22.44 to $23.02 per share.

(19) Reflects a weighted average purchase price of $22.91632 per share, at prices ranging from $22.74 to $23.04 per share.

(20) Reflects a weighted average purchase price of $23.15565 per share, at prices ranging from $22.68 to $23.35 per share.

(21) Reflects a weighted average purchase price of $23.40027 per share, at prices ranging from $23.20 to $23.68 per share.

(22) Reflects a weighted average purchase price of $23.04392 per share, at prices ranging from $22.80 to $23.52 per share.

(23) Reflects a weighted average purchase price of $22.63066 per share, at prices ranging from $22.19 to $23.02 per share.

(24) Reflects a weighted average purchase price of $22.63669 per share, at prices ranging from $22.38 to $23.05 per share.

(25) Reflects a weighted average purchase price of $22.39467 per share, at prices ranging from $22.22 to $22.73 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
11/02/18	(1,242)	16.66538	(3)
11/30/18	(132,570)	23.35

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $16.66538 per share, at prices ranging from $16.53 to $16.77 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 20, 2018, among the Reporting Persons.